Exhibit 23.1

To the Shareholders and Board of Directors of

American Virtual Cloud Technologies, Inc.

We consent to the incorporation by reference in Form S-8 (File number 333-254058) and Form S-3 (File numbers 333-258136, 333-261499, 333-261935 and 333-262466) of American Virtual Technologies, Inc. of our report dated April 15, 2022 on our audits of the financial statements of American Virtual Cloud Technologies, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the Successor year ended December 31, 2021 and Successor period April 7, 2020 through December 31, 2020, and the Predecessor period January 1, 2020 through April 6, 2020 included in the 2021 Annual Report of American Virtual Cloud Technologies, Inc. on Form 10-K.

Melville, New York

April 15, 2022